CERTIFICATE OF RESOLUTION

I hereby certify that at a Board of Directors meeting of the Bagdad Chase Inc held in Blairs Restaurant 718 South Grand Avenue, Los Angeles, California June 18, 1968 at 2:00 P.M. the following resolution was unanimously adopted:
RESOLVED that the officers of the corporation be authorized to issue 80,000 shares of Bagdad Chase Inc stock to Crown Oil Company, a Utah corporation, or its nominee, in return for the appropriate transfer by said Company of all of its assets and disclosed liabilities and thereafter to take the necessary steps to issue individual certificates out of the one certificate for 80,000 shares according to the list of stockholders who have turned in their Crown Oil Company stock for liquidation and satisfaction of their proportionate interest in said Company assets,

WITNESS my hand and seal of the corporation this 18th day of July, 1968.

Assistant Secretary